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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                       ELK ASSOCIATES FUNDING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    287166102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            PAULA S. ZIMMERMAN, ESQ.
                                STURSBERG & VEITH
            405 LEXINGTON AVENUE, SUITE 4949, NEW YORK, NY 10174-4902
                                  (212)922-1177
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    12/31/97
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 287166102                  13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MARVIN SABESAN
       ###-##-####
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PERSONAL FUNDS


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            28,923
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             50,310
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             28,923
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       50,310

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       78,861*

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.52%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

     This statement relates to the Common Stock Par Value $.01 Of Elk Associates Funding Corporation, 747 Third Avenue, 4th Floor, NY NY 10017.


Item 2.  Identity and Background

     (a)  Marvin Sabesan

     (b)  Pearl River Textiles Inc.
          990 6th Avenue, Suite 9L
          NY NY 10018

     (c)  Corporate Executive

     (d)  None

     (e)  None

     (f)  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

     Personal Funds

Item 4.  Purpose of Transaction

     Acquire 8,923 shares individually and directly.

Item 5.  Interest in Securities of the Issuer

     See Items 7 through 13 of this Schedule 13D. To the knowledge of Mr. Sabesan, the issuer has 1,745,600 shares of Common Stock par value $.01 per share outstanding on the date hereof.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits

     None.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  JANUARY 9, 1998                       /s/ MARVIN SABESAN
                                             -----------------------------------
                                             Signature

                                             MARVIN SABESAN
                                             -----------------------------------
                                             Name/Title

* Includes 21,387 shares held by Mr. Sabesan and his wife as joint tenants. Also includes 28,551 shares held by his wife as to which shares Mr. Sabesan disclaims beneficial ownership.



(120496DTI)